Exhibit 99.1

Azure Power Global Limited – Update on Recent Developments

New Delhi, January 25, 2023 -- Azure Power Global Limited (NYSE: AZRE) ("Azure” or the “Company") today announced key updates following its previous related announcement, dated August 29, 2022.

Given the delay in filing of the Company’s annual report on Form 20-F for fiscal year ended March 31, 2022 (“Fiscal 2022”), this update is being made to:

a)	provide key unaudited financial and operating information;
b)	inform on developments relating to whistle-blower complaints and investigations;
c)	disclose progress on the review of the internal controls and processes of the Company and its subsidiaries (the “Group”);
d)	provide other updates, such as key appointments, projects under execution, and legal matters; and
e)	disclose material risks that have emerged because of the delay in filing of the Company’s Form 20-F for Fiscal 2022 (the “Form 20-F”), investigations and other developments.

Annual Report on Form 20-F for Fiscal 2022

As of the date of this press release, the Company has not yet completed the audited consolidated financial statements for Fiscal 2022 or filed the Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”). The Company is working to complete its audited consolidated financial statements for Fiscal 2022, including its review of internal control issues and findings of certain whistle-blower and special committee investigations. See, “Whistle-blower Allegations and Special Committee Investigation” below. While the Company is working to close remaining open issues, it is unable to provide a timeline (or any assurance) as to when the Form 20-F will be completed and filed with the SEC. Accordingly, the Company will file the Form 20-F as soon as practicable. The Company’s inability to file the Form 20-F and finalize the audited consolidated financial statements of the Group and the audited financial statements of its subsidiaries (collectively, the “Fiscal 2022 Audited Financial Statements”) in a timely manner has subjected the Group to substantial risks, including those that are set forth below under “Certain Risks – Risks Related to the Delay in Filing the Form 20-F for Fiscal 2022”.

Financial and Operational Update

The Company is today releasing key unaudited financial and operating information for Fiscal 2022 and the six months ended September 30, 2022. Unaudited consolidated operating revenue for Fiscal 2022 was INR 18,499 million, up 21.4% on the previous fiscal year, while unaudited consolidated operating revenue for the six months ended September 30, 2022 was INR 10,577 million, up 19.8% on the six months ended September 30, 2021.

Unaudited Financial Information

The Company is providing certain unaudited financial and operating information with respect to Fiscal 2022 and for the six months ended September 30, 2022. Such financial information, together with the

Exhibit 99.1

comparable information for the fiscal year ended March 31, 2021 (“Fiscal 2021”) and for the six months ended September 30, 2021, was prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company believes that the unaudited financial information for Fiscal 2022 and for the six months ended September 30, 2022, includes all material adjustments necessary to fairly present such information.

Readers are cautioned that the financial and operating information that will be included in the Form 20-F, when filed with the SEC, will be audited and consequently may differ from the financial and operating information presented here in ways that could be material. Moreover, the Company will include in the Form 20-F more information in respect of Fiscal 2022 and for subsequent periods than it is including in this press release. Consequently, readers are cautioned that the financial and operating information provided in this press release is not complete and should be read in conjunction with the Form 20-F, including the audited consolidated financial statements for Fiscal 2022 that will be included in the Form 20-F, as well as other information that the Company may furnish on Form 6-K.

Exchange Rates

The translation of Indian rupee amounts into U.S. dollars at specified rates in this press release is solely for the convenience of the reader. Unless otherwise stated, the Company has converted Indian rupees into U.S. dollars for amounts pertaining to period ended September 30, 2022, and March 31, 2022, at INR 81.37 to US$1.00 and INR 75.87 to US$1.00, respectively, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2022 and March 31, 2022, respectively. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred in the press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Accounting for Rooftop Asset Sale

In relation to the sale of the rooftop portfolio to Radiance Renewables Private Limited (“Radiance”), as of the date of this release, the Group has transferred to Radiance 66.5 MWs (wholly or in part) out of the total 153 MWs portfolio subject to the sale. Of this 66.5 MWs transferred to Radiance, the Group transferred a 48.6% shareholding to Radiance relating to 33 MWs from RG-II entities in compliance with the terms of the Bond Indentures and will transfer the remaining 51.4% at the time of refinancing of the RG-II bonds. In respect of 16 MWs (of the 66.5 MWs transferred) relating to the Delhi Jal Board rooftop project, the Group transferred 49% shareholding to Radiance and will transfer the remaining 51% in 2024 after compliance with equity lock-in conditions under the applicable Power Purchase Agreement (“PPA”). Since, the transfer of ownership of these portfolios is not anticipated to occur within 12 months due to aforesaid restrictions; the Group does not present the assets and liabilities of these subsidiaries as “assets classified as held for sale” and instead continues to classify them within the respective balance sheet captions in its consolidated financial information. The Group is also in the process of transferring its shareholding of the remaining 86.5 MWs to Radiance and expects to do so within 12 months. Accordingly, the Group continues to show

Exhibit 99.1

the assets and related liabilities of these subsidiaries separately as “Assets classified as held for sale” in its consolidated financial information. Additionally, there is a contract dispute between the Group and Radiance, for more information, see “Update on Rooftop Asset Sale” below.

Financial Year ended March 31, 2022 (Fiscal 2022)

Key Operating Metrics

The following table sets forth certain key operating metrics of the Group as of March 31, 2022 and March 31, 2021.

Particulars	As of March 31, 2022	As of March 31, 2021	Change	% Change
Megawatts Operating	2,666(3)	1,990	676	34%
Megawatts Contracted & Awarded(1) (4)	4,759	4,965	(206)	(4%)
Megawatts Operating, Contracted & Awarded(2) (4)	7,425	6,955	470	7%

Notes:

(1) Megawatts Contracted & Awarded include capacities for which (i) PPAs have been signed with customers, and (ii) Letters of Award ("LOAs") have been received, but does not include operational capacity. Out of these, capacities commissioned during the respective years are classified under “Megawatts Operating”. Contracted & Awarded MWs included 1,487 MWs for which the Group had received LOAs, but the Power Purchase Agreements (“PPAs”) had not been signed as of March 31, 2022.

(2) Megawatts Operating and Megawatts Operating, Contracted & Awarded exclude the Rooftop portfolio, pursuant to an agreement to sell in April 2021. The Group excluded 153 MWs from its Operating portfolio as of March 31, 2022, and the prior comparable period. The exclusion from prior period is for the purpose of comparison with current period. Also, see “Update on Rooftop Asset Sale” below.

(3) Adjusted for inconsistencies in MWs reported as identified by the Group through its review of 2022 whistle-blower allegations. See “Whistle-blower Allegations and Special Committee Investigation” below.

(4) Megawatts Operating, Contracted & Awarded include the Group’s 2,333 MWs projects in the state of Andhra Pradesh as part of its awarded 4,000 MWs manufacturing linked projects, against which two Public Interest Litigations were filed in the High Court of Andhra Pradesh in Fiscal 2022. Also, see “Update on Projects under Execution” below.

The following table sets forth the Group’s Plant Load Factor (“PLF”) and electricity generation for Fiscal 2022 and Fiscal 2021.

Particulars	Fiscal 2022	Fiscal 2021	Change	% Change
Plant Load Factor (PLF) (including rooftop portfolio) (1)	21.6%	20.9%	0.7%	3%
Electricity Generation (including rooftop portfolio) - million kWh(1)	4,551	3,495	1,056	30%

Note:
(1) Electricity generation for Fiscal 2022 does not include generation data for the month of February and March 2022 for 15 MWs of rooftop portfolio, which has been transferred to Radiance in the month of February 2022. Also, see “Update on Rooftop Asset Sale” below.

Exhibit 99.1

Key Financial Information:

The following table sets forth certain key income statement information of the Group on an unaudited consolidated basis for Fiscal 2022 and on an audited consolidated basis for Fiscal 2021. Operating Revenue grew by 21.4% in Fiscal 2022 compared to Fiscal 2021.

Particulars	Fiscal 2022 (unaudited)		Fiscal 2021 (audited)
	INR million	US$ million	INR million
Operating Revenue	18,499	243.8	15,236
Cost of Operations	1,626	21.4	1,261
General and Administrative	2,062	27.2	2,988
Depreciation and Amortization	3,534	46.6	3,202
Interest Expense, net	10,586	139.5	8,410

The following table sets forth certain key balance sheet information of the Group on an unaudited consolidated basis as of March 31, 2022 and on an audited consolidated basis as of March 31, 2021.

Particulars	As of March 31, 2022 (unaudited)		As of March 31, 2021 (audited)
	INR million	US$ million	INR million
Property, plant and equipment (net)	144,740	1,907.7	108,847
Accounts receivable (net) (1)	5,958	78.5	4,887
Cash and Bank Balance (including amounts for restricted cash)	22,957	302.6	16,158
Total Debt (external)	126,939	1,673.1	103,523

Note:

(1) The Group’s days receivables position as of March 31, 2022 was 120 days as compared to 118 days as of March 31, 2021.

Six months ended September 30, 2022

Key Operating Metrics

The following table sets forth certain key operating metrics of the Group for the six months ended September 30, 2022 and September 30, 2021.

Particulars	As of September 30, 2022	As of September 30, 2021	Change	% Change
Megawatts Operating	2,907(3)	2,210	697	32%
Megawatts Contracted & Awarded (1) (4)	4,518	4,745	(227)	(5%)
Megawatts Operating, Contracted & Awarded(2) (4)	7,425	6,955	470	7%

Exhibit 99.1

Notes:

(1) Megawatts Contracted & Awarded include capacities for which (i) PPAs have been signed with customers, and (ii) LOAs have been received, but does not include operational capacity. Out of these, capacities commissioned during the respective periods are classified under “Megawatts Operating”. Contracted & Awarded MWs included 1,218 MWs for which the Group had received LOAs, but the PPAs had not been signed as of September 30, 2022.

(2) Megawatts Operating and Megawatts Operating, Contracted & Awarded exclude the Rooftop portfolio, pursuant to an agreement to sell entered in April 2021. The Group excluded 153 MWs from its operating portfolio as of September 30, 2022, and the prior comparable period. The exclusion from prior period is for the purpose of comparison with current period. Also, see “Update on Rooftop Asset Sale” below.

(3) Adjusted for inconsistencies in MWs reported as identified by the Group through its review of 2022 whistle-blower allegations. See “Whistle-blower Allegations and Special Committee Investigation” below.

(4) Megawatts Operating, Contracted & Awarded include the Group’s 2,333 MWs projects in the state of Andhra Pradesh as part of its awarded 4,000 MWs manufacturing linked projects, against which two Public Interest Litigations were filed in the High Court of Andhra Pradesh in Fiscal 2022. Also, see “Update on Projects under Execution” below.

The following table sets forth the Group’s PLF and electricity generation for the six months ended September 30, 2022 and September 30, 2021.

Particulars	Six months ended September 30, 2022	Six months ended September 30, 2021	Change	% Change
Plant Load Factor (PLF) (including rooftop portfolio) (1)	22.9%	21.9%	1.0%	5%
Electricity Generation (including rooftop portfolio) - million kWh(1)	2,933	2,113	820	39%

Note:

(1) Rooftop portfolio does not include 15 MWs transferred to Radiance in February 2022 and 2.5 MWs (from July’2022 onwards) transferred to Radiance in June 2022. Also see “Update on Rooftop Asset Sale” below for details.

Key Financial Information:

The following table sets forth the Group’s operating revenue on an unaudited consolidated basis for the six months ended September 30, 2022, and September 30, 2021. The Operating revenue reports growth for the six months ended September 30, 2022 of 19.8% compared to the six months ended September 30, 2021.

Particulars	Six months ended September 30, 2022 (unaudited)		Six months ended September 30, 2021 (unaudited)
	INR million	US$ million	INR million
Operating revenue	10,577	130.0	8,826

Exhibit 99.1

The following table sets forth certain key balance sheet information of the Group on an unaudited consolidated basis as of September 30, 2022 and March 31, 2022.

Particulars	As of September 30, 2022 (unaudited)		As of March 31, 2022 (unaudited)
	INR million	US$ million	INR million
Accounts receivable (net) (1)	5,848	71.9	5,958
Cash and Bank Balance (including restricted)	21,348	262. 4	22,957
Total Debt (external)	132,917	1,633.5	126,939

Note:

(1) The Group’s days receivables position improved from 120 days as of March 31, 2022, to 105 days as of September 30, 2022, owing to favorable collections on long overdue payments. The Andhra Pradesh distribution company agreed to pay overdue receivables to the Group in 12 monthly instalments starting August 2022 and 6 instalments have been received as of the date of this release. Similarly, under certain of the Karnataka projects, the distribution companies have agreed to pay overdue receivables in 48 monthly instalments starting August 2022 and 6 instalments have been received as of the date of this release.

Guidance for Remainder of the Fiscal Year ending March 31, 2023

For the fiscal year ending March 31, 2023 (“Fiscal 2023”), the Group expects MWs operational to be between 2,912 and 2,955, excluding the rooftop portfolio.

With respect to Fiscal 2023, the Group expects consolidated revenues of between INR 20,000 – INR 21,000 million (or US$ 245.8 – US$ 258.1 million at the September 30, 2022 exchange rate of INR 81.37 to US$ 1.00) excluding the rooftop portfolio.

The Group expects that consolidated general and administrative expenses (excluding Stock Appreciation Right (“SAR”) expenses) in Fiscal 2023 may be higher than its consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2022 primarily due to higher legal and accounting costs related to whistle-blower and other investigations currently underway and legal costs related to defending various litigation matters. See “Whistle-blower Allegations and Special Committee Investigation” below. While the Group expects that such higher costs will adversely affect its operating results and cashflow in Fiscal 2023, the Group expects its SARs expenses to be significantly lower.

In 2022, the U.S. dollar reached historic highs against many currencies including the Indian rupee. The exchange rates between the U.S. dollar and Indian rupee were as follows:

Currency	December 30, 2022 (INR)	September 30, 2022 (INR)	June 30, 2022 (INR)	March 31, 2022 (INR)	March 31, 2021 (INR)
1 US$	82.72	81.37	79.02	75.87	73.14

Exhibit 99.1

The Group hedges the principal and interest payment on its foreign currency loan borrowings. Interest and Principal repayments under its external commercial borrowings are fully hedged through cross currency swaps. For Green bonds, hedges are in place as set forth below:

RG-II - Coupon payments are fully hedged with coupon only swaps. The principal repayment is hedged via an At the Money Forward plus INR 3/- option.

RG-III - Coupon payments are fully hedged with coupon only swaps. The first three scheduled amortisation payments (including mandatory cash sweep payments) are hedged through cross currency swaps. The balance of amortisation payments are hedged via At the Money Forward options.

A strong U.S. dollar subjects the Group to foreign exchange risk under the hedges mentioned above. It also increases the Group’s costs in Indian rupees for equipment purchased in U.S. dollars and increases certain operating expenses while reducing reported earnings expressed in U.S. dollars.

Loan Covenants

The Group continues to service its payment obligations for all its borrowings in accordance with its financing documents and has maintained a dialogue with its lenders. However, timely filing of the Fiscal 2022 Audited Financial Statements is a covenant under certain of its financing documents. The Group had earlier secured time extensions from its lenders in respect of these covenants until December 31, 2022 (or December 26, 2022 in one case), which have now been extended until March 31, 2023 (and January 31, 2023 in some cases) by all of the requisite lenders. The Group will seek further extensions into calendar 2023 as required. In addition, as of the date of this release, no lender has indicated that it intends to take any action to cause the early repayment of any of the Group’s borrowings. For more information regarding risks related to the Group’s loan covenants and credit ratings, see the risks set forth below under “Certain Risks Factors – Risks Related to the Delay in Filing the Form 20-F for Fiscal 2022”.

Key Information for Bondholders

For the benefit of holders of 5.65% solar green bonds of US$ 350 million maturing in 2024 (the “5.65% Solar Green Bonds”), set forth below is provisional unaudited financial and operating data of Azure Power Solar Energy Private Limited and the other Restricted Subsidiaries under the indenture governing the 5.65% Solar Green Bonds (“RG-II”).

Further, for the benefit of holders of 3.575% solar green bonds of US$ 414 million maturing in 2026 (the “3.575% Solar Green Bonds”), set forth below is provisional unaudited financial and operating data of Azure Power Energy Limited and the other Restricted Subsidiaries under the indenture governing the 3.575% Solar Green Bonds (“RG-III”).

Exhibit 99.1

On December 30, 2022, the Group filed unaudited RG-II and RG-III financial statements with the Singapore Stock Exchange and furnished such information to the SEC on Form 6-K. Readers are cautioned that the combined audited financial statements of RG-II and RG-III, when filed with the Singapore Stock Exchange may include differences, some of which could be material, from the abovementioned unaudited financial statements and unaudited information presented below and will include detailed notes and other disclosures not currently available that will be important to evaluate. Consequently, readers are cautioned that the financial information provided below is not complete and should be read in conjunction with the audited financial statements for Fiscal 2022 of RG-II and RG-III, respectively, when they become available as well as the Form 20-F and other filings that the Company may make with the SEC on Form 6-K from time to time.

The following table sets forth unaudited RG-III and RG-II financial information for Fiscal 2022.

Particulars for Fiscal 2022	Unit of Measurement	RG-III	RG-II
PLF (AC)	% terms	18.6%	24.1%
Electricity Generation	Kilowatt hours in millions	995	1,367
Total Revenue	(INR Millions)	6,451	5,121
Total External Debt (excluding loans from group companies and minority shareholders)	(INR Millions)	29,884	26,292
Cash and Bank Balance (including non-current)	(INR Millions)	1,614	2,481

The following table sets forth unaudited RG-III and RG-II financial information for the six months ended September 30, 2022.

Particulars for Six Months ended September 30, 2022	Unit of Measurement	RG-III	RG-II
PLF (AC)	% terms	18.7%	24.0%
Electricity Generation	Kilowatt hours in millions	503	680
Total Revenue (excluding other income)	(INR Millions)	3,083	2,226
Total External Debt (excluding loans from group companies and minority shareholders)	(INR Millions)	31,077	28,331
Cash and Bank Balance (including non-current)	(INR Millions)	1,914	1,984

Whistle-blower Allegations and Special Committee Investigation

The Group received a whistle-blower complaint in May 2022 that alleged health and safety lapses, procedural irregularities, misconduct by certain employees, corrupt payments and false statements relating to one of the projects belonging to one of its project subsidiaries. Following extensive investigations by both internal and external counsel and forensic professionals, the Group identified evidence of manipulation and misrepresentation of project data by some employees at that project site. Weak controls over payments to a vendor of the subsidiary and failures to provide accurate information

Exhibit 99.1

both internally and externally were found, but no direct evidence that a corrupt payment was made to any government official was identified. The Company has reported the findings from its investigations to the SEC and the U.S. Department of Justice, and it continues to cooperate with these authorities. Further, in Fiscal 2023, the project subsidiary reported to the customer that the project had (i) shortfalls in generation and (ii) that it failed to timely complete and commission the requisite contractually required capacity. Subsequently, the customer has advised the subsidiary that damages and penalties may be assessed for shortfalls in generation and timely commissioning of the full capacity required under the PPA. The Group continues to have dialogue with its customer on this issue.

In September 2022, the Group received an additional whistle-blower complaint primarily making similar allegations of misconduct as raised in the May 2022 whistle-blower complaint, as well as various allegations of misconduct related to joint ventures and land acquisition, allegations of the Group’s failure to be transparent with the market and advisors, and other allegations. The Ethics Committee, supervised by the Company’s Audit and Risk Committee, with the support of external counsel and forensic accounting professionals, has investigated these September 2022 allegations. The investigation into the additional allegations made in September 2022 did not identify evidence concerning alleged misconduct related to joint ventures, land acquisition or any failure to be transparent with the market or its advisors.

As part of its investigations, the Group also widened its review to include a review of all projects commissioned in Fiscal 2022 and Fiscal 2023 to ensure that similar weaknesses were not present as found in the above-mentioned project related to the May 2022 whistle-blower allegations. As part of this review, the Group identified inconsistencies in project data in three other projects. These inconsistencies present risks including the potential for liabilities under the relevant contractual and tender documents.

The Group has taken a range of actions as a result of these findings. The Group initially suspended the employees involved in the misconduct. Such employees are no longer associated with the Group. In accordance with the recommendations of the Company’s Ethics Committee, the Board’s Audit and Risk Committee and their advisors, the Group is implementing remedial measures in both project control and monitoring. Further, the Company has reported the findings from the investigations to the SEC and the U.S. Department of Justice, and it continues to cooperate with these authorities.

In addition, a Special Committee of the Board of Directors was convened in August 2022 to review material projects and contracts over a three-year period for anti-corruption and related compliance issues. Independent outside counsel and forensic advisors were engaged to support the Special Committee. The review by the Special Committee also includes an investigation into a corruption allegation against certain former executives. As of the date of this press release, the Special Committee’s investigation remains ongoing, but is substantially progressed. The Company has disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice and continues to cooperate with those agencies.

Exhibit 99.1

For risks related to the Whistle-blower Allegations and Special Committee Investigation, see “Certain Risks – Risk related to Whistle-blower Allegations and Special Committee Investigation” below.

Internal Controls

The Group is in the process of completing its internal controls and compliance framework review exercise for Fiscal 2022, and, while that review continues, it has identified several material weaknesses in its internal control over financial reporting as of March 31, 2022. Consequently, when the Company files the Form 20-F, it will report that the Group’s internal controls over financial reporting were not effective as of March 31, 2022.

Management, under the supervision of the Company’s Audit and Risk Committee and working with external accounting and financial advisers, has initiated remediation actions focused on improving the Group’s internal control and compliance environment in order to address the control deficiencies that led to material weaknesses. These efforts include creation of a Management Assurance Service function as an additional layer of review and working to hire additional accounting personnel for assistance on critical accounting matters, training of team members, implementing additional process level reviews, and periodic monitoring by the Audit and Risk Committee of the effectiveness of the remedial efforts and overall reporting framework. As it continues to implement such remediation, management may take additional measures or modify the plan elements described above.

Key Appointments

As earlier announced, Mr. Sugata Sircar joined the Company as an Independent non-executive director effective October 1, 2022. Mr. Sircar brings deep expertise in finance and accounting, and he is a member of the Audit and Risk Committee. His appointment expands the Board to ten directors, all of whom are non-executive and five of whom are independent directors.

Mr. R Narasimhan Iyer joined the Company as Chief Operating Officer effective November 21, 2022. He is responsible for project execution, design and engineering, quality, land, supply chain functions including workplace services. Mr. Iyer has over 30 years of experience in business operations, strategic execution, power transmission, distribution, metering, and renewable energy generation space. Mr. Iyer served as Director Operations at SB Energy (SoftBank Group), and he has also worked with companies such as SunEdison, Schneider Electric, Secure Meters, IBM, and ABB in various roles and capacities.

Update on Projects under Execution

In Fiscal 2022, the Group experienced delays in execution of its projects beyond the extended commissioning timelines provided by the customers and could be subject to liquidated damages as per the respective PPAs. The Group estimates a contingent liability on account of delayed commissioning aggregating to INR 390 million (US$ 5.2 million), including INR 16 million (US$ 0.2 million) as an aggregate

Exhibit 99.1

impact of inconsistencies in project data that were identified during the whistle-blower investigations. The Group is in regular discussions with its customers to seek further extensions of construction and commissioning timelines as appropriate. The inability to obtain these time extensions could have additional implications under the requisite PPAs and project agreements, including, but not limited to, reductions in project capacities and reductions in tariffs.

Further, a part of the Group’s 25 MWs Assam project (Region 4) was severely affected by floods and other climatic hazards and has been non-operational since May 2022. The Group has filed for an insurance claim and is in the process of placing requisite orders for restoration, replacement, and design change work. The Group considers these events to be a force majeure under its PPA.

In Fiscal 2023, the economics of projects currently under execution, have deteriorated given geo-political constraints and inflation in the supply chain, particularly in module prices, higher interest rates and a strong U.S. dollar. The Group also has reviewed the corruption and related compliance issues related to its projects including those under review by the Special Committee as described above.

In respect of the Group’s 2,333 MW projects in the state of Andhra Pradesh as part of its awarded 4,000 MW manufacturing linked projects, two Public Interest Litigations (“PILs”) were filed in the High Court of Andhra Pradesh in Fiscal 2022, challenging various aspects of the manufacturing linked tender and seeking to quash the Andhra Pradesh Regulator’s approval for procurement of capacity tied up by Andhra Pradesh Discoms with SECI pursuant to the tender. The tariff adoption for the capacities by the Central Electricity Regulatory Commission also has been made subject to the outcome of the PILs. The PILs currently are pending adjudication. As a result of these PILs, land acquisition and procurement regarding these 2,333 MWs projects have halted, and the Group has not initiated project execution. Given these uncertainties and reviews, the Group has initiated discussions with SECI regarding the 2,333 MWs projects and has requested that SECI work with the Group toward a resolution of the matter.

The Group continues to consider and manage all its projects under execution in view of these developments.

Update on Rooftop Asset Sale

In relation to the sale of the Group’s rooftop portfolio, as of the date of this press release, the Group has received aggregate sale proceeds of INR 1,412 million (excluding working capital support reimbursed by Radiance) out of the total consideration of INR 2,071 million (excluding working capital support and net of adjustments).

On December 9, 2022, Radiance notified the Group that there was a “AZR material adverse effect” under the Amended and Restated Master Share Purchase Agreement (“MSPA”) in relation to Azure Power Rooftop (Genco) Private Limited and related group SPVs, stating that Radiance would not proceed with closing under the MSPA. The Group responded that there was no such “AZR material adverse effect” considering its previous disclosures to Radiance. If the Group is unable to enforce its rights under the MSPA, it may not

Exhibit 99.1

be able to close the transfer of the remaining 86.5 MWs operating capacity, which could adversely affect the Group’s results of operations and cash flows as well as the balance sheet classification of these assets.

See also, “Financial and Operational Update – Accounting for Rooftop Asset Sale” above.

U.S. Securities Litigation

A class action lawsuit was filed in the U.S. District Court for the Southern District of New York (the “Court”), case number 1:22-cv-07432 (the “Class Action Lawsuit”) against the Company, Mr. Alan Rosling (Company’s Chairman), Mr. Pawan Agrawal (Company’s CFO), Mr. Ranjit Gupta (Company’s former Managing Director & CEO), and Mr. Harsh Shah (Company’s former CEO) alleging violations of U.S. securities laws. The Court has appointed a lead plaintiff, who will file an amended complaint; the Company expects an amended complaint to be filed in the latter part of February 2023. The Company sees no merit in the claims asserted and intends to defend the case vigorously.

Certain Risks

Investment in the Company’s securities is subject to various risks. Investors should consider carefully the risks set forth below, and in “Item 3 — Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for Fiscal 2021 filed with the SEC on July 28, 2021, as updated by its subsequent SEC filings. You also should carefully consider the risk factors that the Company will include in the Form 20-F. The risks described below are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company or those the Company currently views to be immaterial may also materially adversely affect the Group’s business, financial condition, results of operations and cash flows.

Risks Related to the Delay in Filing the Form 20-F for Fiscal 2022

The Group’s failure to timely deliver its audited consolidated financial statements and the financial statements of its subsidiaries could lead to possible covenants defaults under the Group’s loan agreements, which, if unresolved, could materially and adversely affect the Group’s business, results of operations, financial condition and cash flows.

As described above under “Loan Covenants”, timely filing of the Fiscal 2022 Audited Financial Statements is a covenant under certain of its financing documents. The Group had earlier secured time extensions from its lenders in respect of these covenants until December 31, 2022 (or December 26, 2022 in one case), which have now been extended until March 31, 2023 (and January 31, 2023 in some cases) by all of the requisite lenders. The Group will seek further extensions into calendar 2023 as required. Until it obtains all the requisite waivers necessary from time to time, covenant defaults under such loan agreements are possible and could lead to the acceleration of the repayment of all or some of such indebtedness, could result in a change in the terms of such debt, or could result in cross-defaults or cross-accelerations, any of

Exhibit 99.1

which could materially and adversely affect the Group’s business, results of operations, financial condition and cash flows.

The Group’s cash reserves and cash flow from operations may be insufficient to meet its obligations absent further debt or equity financing.

The Group’s expansion plans in Fiscal 2024, if consummated, will require additional financing. The Group expects to incur substantial capital expenditure as well as operating and financial expenses, and, if so, the Group’s cash reserves and cash flow from operations may be insufficient to meet the Group’s planned obligations. The Group’s ability to obtain additional financing on favorable terms, if at all, will depend on several factors, including the Group’s future financial condition, results of operations and cash flows, the amount and terms of existing indebtedness, general market conditions and market conditions for financing activities and the economic, political and other conditions in the markets where the Group operates. The Group’s ability to raise financing on acceptable terms also depends on its credit ratings and may also be affected by the failure to deliver audited consolidated financial statements and the financial statements of subsidiaries and restricted borrowing groups in accordance with financing documents. The Group can make no assurances that it will be able to raise additional financing on acceptable terms in a timely manner or at all. Failure to obtain additional financing on acceptable terms and in a timely manner could adversely affect the Group’s business, results of operations, financial condition and cash flows.

Any downgrade of the Group’s credit ratings may result in increase in interest cost or may trigger default.

Most of the Group’s external borrowings are required to be rated by accredited credit rating agencies. Due to the delay in filing of the Form 20-F and its audited consolidated financial statements and the financial statements of subsidiaries and restricted borrowing groups in accordance with financing documents, the rating agencies Fitch Ratings, Moody’s Investor Service, CRISIL and Care Ratings have each announced a review of the Group’s credit ratings with negative implications.

On December 23, 2022, CRISIL Ratings downgraded the long-term and short-term credit rating of Azure Power India Private Limited (APIPL) to CRISIL A+ (downgraded from CRISIL AA-) and CRISIL A1 (downgraded from CRISIL A1+), respectively. On December 27, 2022, Care Ratings downgraded the long-term credit rating of APIPL to CARE A+ (downgraded from CARE AA-). On December 23, 2022, CRISIL Ratings downgraded the long-term credit rating of Azure Power Maple Private Limited to CRISIL A (downgraded from CRISIL A+), Azure Power Forty Private Limited to CRISIL A (downgraded from CRISIL A+) and Azure Power Forty-Three Private Limited to CRISIL A+ (downgraded from CRISIL AA-). On January 16, 2023, Fitch Ratings downgraded the rating of RG-II to BB- (downgraded from BB) and RG-III to BB (downgraded from BB+), and Moody’s Investor Service downgraded the rating of RG-II to Ba2 (downgraded from Ba1) and RG-III to Ba3 (downgraded from Ba2). The ratings continue to be on watch with negative implications by CRISIL, Care Ratings and Fitch Ratings, whereas, Moody’s Investor Service has changed the outlook to Negative.

Exhibit 99.1

Since December 2022, downgrades in the Group’s credit ratings and other factors have led to interest rate increases in respect of some of the Group’s borrowings which increases the Group’s financing costs and other similar interest rate increases are possible. Further, downgrades could lead to further interest rate increases which would further increase financing costs, and adversely affect its future ability to issue debt. In addition, any downgrade of the Group’s credit ratings below a certain threshold could trigger additional defaults under its financing arrangements, which could lead to loan acceleration and/or cross defaults or cross accelerations of its loans or bonds and which could materially and adversely affect the Group’s business, results of operations, financial condition and cash flows.

The Company has not yet filed the Form 20-F. In accordance with SEC rules, the Company is now unable to file new short-form Form F-3 registration statements (including shelf registration statements) for 12 months which may limit the Group’s financing options and could also result in the delisting of the Company’s shares from the NYSE.

The Company has not yet filed the Form 20-F. In accordance with SEC rules, the Company is now unable to file new short-form Form F-3 registration statements (including shelf registration statements) until such time the Company has timely filed all required SEC reports for 12 calendar months, which may limit the Group’s financing options.

In addition, the Company’s delay in filing the Form 20-F violates NYSE listing rules. On December 7, 2022, the Company received notice from the NYSE regarding its delayed filing and that the NYSE will closely monitor the status of its late filing for a six-month period ending on February 16, 2023. If the Company fails to file the Form 20-F by the end of such six-month period, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months. The Company may have to submit an official request for an extension for the NYSE’s consideration at the appropriate time. If the NYSE determines that an additional six-month trading period is not appropriate, the NYSE will notify the Company that suspension and delisting procedures would commence. If the NYSE determines that an additional trading period of up to six months is appropriate, trading on the NYSE would continue, however if the Company fails to file the Form 20-F and any subsequent delayed filings by the end of that period, suspension and delisting procedures likely would commence at the end of that period.

Although the Company intends to file the Form 20-F as soon as practicable and make filings of its annual reports on Form 20-F in future years on or before the due date set by the SEC, any further delay in filing the Form 20-F or further late filings of future reports could erode investor and creditor confidence and lead to consequences such as covenant defaults under its financing documents (as described above) and delisting of the Company’s shares from the NYSE (which may also trigger additional covenant defaults under its borrowing documents and defaults and acceleration under its green bonds) any or all of which would materially and adversely affect the Group’s business, results of operations, financial condition and cash flows.

Exhibit 99.1

The Group has identified material weaknesses in its internal controls over financial reporting. If the Group is unable to remediate these material weaknesses, or if it experiences additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, the Group may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in its financial reporting.

The Group is in the process of completing its internal controls and compliance framework review and in so doing has identified material weaknesses in internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of the Group’s financial statements will not be prevented or detected on a timely basis. If the Group is unable to remediate these material weaknesses, or otherwise fails to maintain an effective system of internal controls, the Group may not be able to accurately or timely report its financial results or results of operations, which may adversely affect investor confidence in its financial reporting.

The Group has initiated remediation efforts as described above under “Internal Controls”. However, if the Group’s remediation efforts are insufficient or if the Group is unable to remediate its existing or any future material weaknesses in its internal controls over financial reporting successfully, or if it identifies any additional material weaknesses, the accuracy and timing of the Group’s financial reporting may be adversely affected, the Group may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and related stock exchange listing requirements, and investors may lose confidence in the Group’s financial reporting. The Group makes no assurances that the measures it has taken to date, and actions it may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses in its internal controls over financial reporting or that it will prevent or avoid potential future material weaknesses.

Any fines, penalties, contractual damages, administrative or regulatory actions or other liabilities arising from findings of the Group’s Whistle-blower and Special Committee investigations or otherwise, could adversely affect the Group’s business, results of operations, financial condition and cash flows.

As described above under “Whistle-blower Allegations and Special Committee Investigation”, the Group has been investigating certain whistle-blower allegations and reviewing material projects and contracts over a three-year period for anti-corruption and related compliance issues. As of the date of this press release, the Group is unable to quantify the financial impact of its findings so far (including, but not limited to employee misconduct related to manipulation of project data and information and data inconsistencies); however, the Group could be exposed to liabilities including contractual damages (such as liquidated damages) and penalties from customers and other civil liabilities and administrative and regulatory actions, all of which could adversely impact the revenue, profitability, cash flows and capitalization of the affected projects. In addition, fines and/or penalties by regulatory authorities (including by the SEC or the U.S. Department of Justice) could be imposed on the Group. Although no such fines, penalties or civil liabilities have been demanded or levied or administrative or regulatory actions

Exhibit 99.1

taken as of the date of this press release, any such fines, penalties, civil liabilities or administrative or regulatory action could materially and adversely affect the Group’s business, results of operations, financial condition and cash flows in future periods. In addition, the Group could be exposed to future litigation in connection with any findings of fraud, corruption, or other misconduct by the Group’s employees and former employees.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding completion of the Fiscal 2022 Audited Financial Statements and the filing of the Form 20-F, defaults under the Group’s indebtedness, any actions that may be taken by lenders in respect of such defaults, internal investigations currently underway, current and future regulatory actions and litigation the Group may face, the Group’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Group's results to differ materially from those expressed or implied by such forward-looking statements include: the timing of the completion of the Fiscal 2022 Audited Financial Statements ; actions that may be taken by the Group’s lenders in respect of defaults under the Group’s indebtedness; the results of on-going investigations and litigation; the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the SEC. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

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Investor Contact

ir@azurepower.com